UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 000-51570

SUTCLIFFE RESOURCES LTD.
(Translation of registrant's name into English)

420-625 Howe Street, Vancouver
British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report dated March 20, 2007

99.1	Technical Report dated March 20, 2007 (PDF Version)

99.2	News Release dated April 5, 2007

99.3	Consent of Qualified Persion dated April 5, 2007

99.4	Certification of William J. Crowl dated March 20, 2007

99.5	Material Change Report dated April 5, 2007

99.6	Notice of Meeting and Record Date dated April 12, 2007

99.7	News Release dated April 13, 2007

99.8	News Release dated April 19, 2007

99.9	Material Change Report dated April 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sutcliffe Resources Ltd.
(Registrant)

Date: May 7, 2007	By:	/s/ Laurence Stephenson

Laurence Stephenson
	Title:	Chairman, President & CEO